UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☑ Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐ Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from _____________ to ______________

Commission file number: 1-12123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gradall Company Salaried Employees’ Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for The Gradall Company Salaried Employees’ Savings and Investment Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2004 and 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
The Gradall Company Salaried Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Gradall Company Salaried Employees’ Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 21, 2005

FINANCIAL STATEMENTS

The Gradall Company Salaried Employees’
Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2004	2003

Investments, at fair value	$12,942,148	$11,682,172

Total assets	12,942,148	11,682,172

LIABILITIES

Due to Plan participants	—	32,470

Net assets available for benefits	$12,942,148	$11,649,702

The accompanying notes are an integral part of these financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Years ended December 31,

	2004	2003
Additions
Additions to net assets attributed to:
Investment income

Net appreciation in fair value of investments	$1,207,562	$2,425,184
Interest and dividends	16,102	15,413

Net investment income	1,223,664	2,440,597

Contributions
Employees	878,826	713,936
Rollovers	27,602	22,875

Total contributions	906,428	736,811

Total additions	2,130,092	3,177,408

Deductions
Deductions from net assets attributed to:
Distributions to participants	835,926	608,969
Administrative expenses	1,720	681

Total deductions	837,646	609,650

NET INCREASE	1,292,446	2,567,758

Net assets available for benefits
Beginning of year	11,649,702	9,081,944

End of year	$12,942,148	$11,649,702

The accompanying notes are an integral part of these financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the Gradall Company Salaried Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was established effective January 1, 1987 and is a defined contribution plan covering all eligible employees of The Gradall Company (“Company”). The purpose of the Plan is to provide retirement and other benefits to eligible employees. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Administrative Committee (the “Plan Administrator”) of JLG Industries, Inc. (“JLG”). The Company is a subsidiary of JLG. The Plan Administrator interprets the Plan document, establishes procedures to implement provisions of the Plan, approves benefit payments due participants, and authorizes other disbursements from the Plan. The Plan Administrator has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.

Participation

Salaried employees are eligible to participate in the Plan on the first day of the month that coincides with or immediately follows the date on which the employee completes 83 hours of service. Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of thirteen investment options, including JLG common stock.

Participants may change their investment elections daily in 5% increments. Participants may change their investment options at any time, via telephone or Internet.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1 to 5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

Contributions

The Plan provides for contributions by employees through salary reductions only. The Plan also provides for a discretionary contribution as determined by the Company. The Company has made no discretionary contributions to the Plan for 2004 or 2003.

Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 30% of the participant’s compensation as defined in the Plan.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN — Continued

Distributions

Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan allows a participant to apply any portion of any contributions made to the participant’s account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participant or his/her beneficiary. The cash surrender value of these policies is excluded from Plan assets. A non-hardship withdrawal of the participant’s salary reduction account is also allowed upon attainment of age 59 1/2 by filing a written request with the Plan Administrator at least thirty days prior to the proposed withdrawal date. The Plan also provides for the withdrawal, less any earned interest, of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings, hours worked, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions, the Company’s contributions and earnings.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been consistently prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis under GAAP.

Estimates

In preparing financial statements in conformity with GAAP, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation

Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs

The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.

NOTE C — TAX STATUS

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 5, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE D — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
Mutual Funds:
MM Large Cap Value Fund	$2,043,555	$1,766,819
MM Growth Equity Fund	2,028,696	1,953,932
MM Mid Cap Growth II Fund	1,296,020	851,030
MM Focused Value Fund	1,227,832	1,333,732
MM Small Cap Growth Equity Fund	1,173,724	1,190,208
Quest Balanced Fund	1,100,911	1,044,353
Oakmark International Fund	951,374	—
Vanguard Institutional Index Fund	866,122	744,425
MM Money Market Fund	751,889	994,460
PIMCO Total Return Fund	*	579,155
International Equity Fund	—	584,741

     * Amount does not exceed 5% of Plan assets at the beginning of the year.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual Funds and Pooled Separate Accounts	$1,183,695	$2,428,184
JLG Company Stock Fund	23,867	—

	$1,207,562	$2,425,184

NOTE E — TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of the Plan Administrator. Timing of distribution of Plan assets would be determined by the Plan Administrator.

NOTE F — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Custodian. The Custodian is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,720 and $681, respectively, for the years ended December 31, 2004 and 2003.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE G — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE H — RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$12,942,148	$11,649,702
Due to Plan participants	—	32,470
Rounding difference	—	(1)

Net assets available for benefits per the Form 5500	$12,942,148	$11,682,171

The following is a reconciliation of changes in net assets per the financial statements for the years ended December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Changes in net assets available for benefits per the financial statements	$1,292,446	$2,567,758
Excess contributions (paid) due to Plan participants	(32,470)	32,470
Rounding difference	1	(1)

Changes in net assets available for benefits per the Form 5500	$1,259,977	$2,600,227

SUPPLEMENTAL INFORMATION

The Gradall Company Salaried Employees’
Savings and Investment Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

EIN: 34-1405233
PLAN NO.: 004

December 31, 2004

		Current
Identity of Issuer	Description	Value
* Massachusetts Mutual Life Insurance Company:
Large Cap Value Fund	Pooled Separate Account	$2,043,555
Growth Equity Fund	Pooled Separate Account	2,028,696
Mid Cap Growth II Fund	Pooled Separate Account	1,296,020
Focused Value Fund	Pooled Separate Account	1,227,832
Small Cap Growth Equity Fund	Pooled Separate Account	1,173,724
Money Market Fund	Money Market Fund	751,889
Small Company Opportunities Fund	Pooled Separate Account	467,931
* Quest Balanced Fund	Pooled Separate Account	1,100,911
* Oakmark International Fund	Mutual Fund	951,374
* Vanguard Institutional Index Fund	Mutual Fund	866,122
* PIMCO Total Return Fund	Mutual Fund	561,979
* JLG Company Stock Fund	Common Stock Fund	124,258
* State Street Bank and Trust:
Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	90,101
* Participant Loans	Interest ranging from 5.00% to
	10.50%, terms from 1 to 5 years	257,756

		$12,942,148

* Parties-in-interest.

EXHIBITS

23           Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gradall Company
Salaried Employees’ Savings
and Investment Plan
(Name of Plan)

Date: June 29, 2005	/s/ Thomas D. Singer Thomas D. Singer Senior Vice President, General Counsel and Secretary

THE GRADALL COMPANY
SALARIED EMPLOYEES’ SAVINGS
AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP